To Whom It May Concern:

We hereby consent to the use in the Registration Statement of World Media & Technology Corp. (formerly Halton Universal Brands Inc.) on Form S-1 of our Report of Independent Registered Public Accounting Firm, dated April 15, 2015 on the balance sheets of World Media & Technology Corp. (formerly Halton Universal Brands Inc.) as of December 31, 2014 and 2013 the related statements of operations, changes in shareholders’ deficit and cash flows for the years then ended which appear in such Registration Statement.

We also consent to the references to us under the headings “Experts” in such Registration Statement.

Cutler & Co. LLC

Wheat Ridge, formerly Arvada, Colorado

May 13, 2015

      9605 West 49th Ave. Suite 200 Wheat Ridge, Colorado 80033  ~ Phone 303-968-3281  ~  Fax 303-456-7488  ~  www.cutlercpas.com